October 23, 2019

Alexander Arrow
Chief Financial Officer
Protagenic Therapeutics, Inc.\new
149 Fifth Avenue
New York, New York 10010

       Re: Protagenic Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 000-51353

Dear Mr. Arrow:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 3, 2019

Signatures, page 60

1. The annual report should also be signed by Alexander K Arrow in his capacity as the
       Chief Accounting Officer or Controller. Please revise. Refer to General Instruction D2(a)
       to Form 10-K .
Note 6 Stockholders' Equity (Deficit), page F-14

2. Please tell us your consideration of disclosing the weighted-average grant-date fair value of equity options granted during the years presented. Refer to ASC 718-10-50-2d.1.
Note 5 Derivative Liabilities, page F14

3. We note your disclosure that the cashless exercise feature requires you to classify warrants as a derivative liability. Please explain to us in detail how this cashless exercise feature results in liability classification under existing accounting literature.
 Alexander Arrow
Protagenic Therapeutics, Inc.\new
October 23, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202)
551-
3344 with any questions.



FirstName LastNameAlexander Arrow                         Sincerely,
Comapany NameProtagenic Therapeutics, Inc.\new
                                                          Division of
Corporation Finance
October 23, 2019 Page 2                                   Office of Trade &
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